Filed by Cohen Circle Acquisition Corp.I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.

Commission File No.: 001-42369

Date: July 14, 2025

Transcript

SPAC Insider Podcast

Kyivstar CEO Oleksandr Komarov

July 14, 2025

https://www.spacinsider.com/news/intel/kyivstars-2-2-bn-spac-deal-cohen-circle-i

Nick Clayton, SPAC Insider

Hello and welcome to another SPAC Insider podcast. We bring an independent eye in interviewing that targets us back transactions and their SPAC partners. Few companies who had to forge themselves in the flames recently quite like Ukraine’s leading telecom and digital services provider, Kyivstar. Now Kyivstar is not only telling that story, but pitching it to public market investors. I’m Nick Clayton and this week I speak with Kyivstar CEO Oleksandr Komarov about the company’s $2.2 billion combination with Cohen Circle Acquisition Corp 1. Oleksandr explains how the company has maintained high EBITDA margins despite the many disruptions unleashed by Russia’s ongoing invasion of Ukraine. He gets into why the company decided now was the right time to make Kyivstar the first pure play Ukraine stock to be listed in the United States and how it’s listing would give investors a chance to participate in the company’s industry consolidation plans as well as the eventual reconstruction of Ukraine. Take a listen.

So Oleksandr, just how did the idea first come about to make Kyivstar the first Ukrainian company to be listed in the US? And why via SPAC?

Oleksandr Komarov, Kyivstar

It’s quite long story. So it’s very much driven by our holding company view, OK, so we already declared our sale already declared many times that we are open for ways how we can crystallize value of our group. How we can let’s say open up, let’s say, valuation for the shareholders. It was declared that listing, especially local listing or international listing of our operational companies, is actually one of the way. OK, so somehow it’s a part of our commitment. OK. So to list all the operational companies, OK, so right now we decided that Kyivstar might be a first step with international listing on NASDAQ and it is very much driven by, let’s say, crystallization of the Kyivstar value and this opportunity to build the entity, that will be a kind of bridge in between Ukraine and the let’s say international efforts to to help Ukraine. To invest into the reconstruction of Ukraine to participate in the future growth that will be linked to the reconstruction and you know so and joining the European Union.

Nick Clayton

Great. And I think it would be helpful to walk through Kyivstar’s constituent parts individually because the company is much more than just a telecom provider. You know, you are the number one mobile operator in Ukraine, the number one broadband provider and also a leading player in digital TV, digital health and cloud services. So that’s a lot. But let’s start with mobile and broadband. You know, one of the things that stands out is that Kyivstar are already holding about half of Ukraine’s mobile network in terms of subscribers, but just 14% in the broadband market, despite being the leading player there. You know, how are those markets different in Ukraine from one another, both in terms of the competition and some of the other dynamics you’re dealing with?

Oleksandr Komarov

Yeah, absolutely right. We are market leader in mobile with almost 50% revenue market share and 48% subscriber market share for the time being, OK, and it is quite let’s say traditional market close to the, let’s say, Western market, so it’s a three-player market, OK, with quite serious competition, but it is still three players market, OK. So, with the late introduction of the LTE technology so we’re still able to demonstrate a quite significant growth of our core business, OK, last year adjusted to the cyber-attack, to the customer appreciation program that we did during the Q1 2024, we demonstrated around 10% growth of our mobile business, OK, and our focus there is actually to maintain our leadership. So, we are very much focused on our, let’s say, value share we are very much focused on the paid customer base. We want to keep them stable and happy and loyal to our business, OK. And one of the ways actually transformation of our business from a telco service provider to the digital service provider. So somehow, we see how, let’s say, this multiplay approach when our customer is simultaneously our loyal telco customer, plus digital service customer works really well. In general, our average revenue per user, multiplay user, is 2 times higher than our decent telco service client. So, this is our main focus. We want to build, we want to, let’s say, capitalize on the digital services and we want to transform the telco service provider into the digital service provider with telco license. In fixed business and fixed broadband business, market is a bit different. So, it’s a market with, let’s say fierce competition. They have more than 2000 players, of course, located around the whole Ukraine. OK now, but normally in almost every multi apartment building we are facing 3-4 different competitors, so it’s not licensed market. It was a relatively easy entry barrier into this market and moreover we actually were not, we were a challenger with our entry somewhere around 2011, 2012 into the fixed broadband business, OK, so we were a latecomer. So, we were fighting for market share. OK. We were fighting based on our competitive advantages like 2P proposition or 3P proposition for the time being, which means a convergent proposition of mobile fixed and entertainment business in one package to our customers. As a result of these kind of synergies in between different businesses, we were able to achieve number one position with 14% market share and we are still growing. Somehow, we are considering that fixed broadband is a big opportunity. This market is in front of serious consolidation. Of course it will not shrink from 2000 to three players. But I think that we will face a quite significant consolidation with a few hundred players in few years that will dominate the market. And we want to grow our market share, OK. And we want to utilize benefits or let’s say value created by the digital services, not only in a mobile but also in our fixed ecosystem.

Nick Clayton

Great. And looking at those digital services, looks like you already have a large portion of the population involved and using your digital health app and growing digital TV subscribers as well. What’s going to be the key for increasing Kyivstar’s penetration in those markets?

Oleksandr Komarov

First of all, these businesses are still growing so right now we are one of the leading players or leading players in a few verticals. OK. So, we are among the leaders in entertainment streaming video on demand business with Kyivstar TV platform. OK, we are market leader in ride-hailing through the recent acquisition of the Uklon business. And we are market leader in a digital health business with the Helsi business, OK. So somehow all these businesses are still growing and quite quickly. As an example, apart from the Uklon deal that is not consolidated yet, our growth rate of the digital business was around 120% plus OK, last year. So, it’s a fast-growing business on both sides, B2C and B2B side. And by the way on the B2B side, we have a different set of digital services that we are combining with the telco value proposition to our B2B clients. These services are, the main one is cloud. Where we are developing our own cloud, and we are developing partnership with the hyperscalers like Microsoft and Amazon. OK, the second biggest business line is big data. And we are selling advertising, we are helping our clients with consultancy, with integrations you know, and we are one of the biggest big data player in Ukraine right now, OK. Quite big business is a cybersecurity Arctica this is a real time kinetic service for the agriculture. OK, so we are trying to provide a set of services for the consumers and for the businesses in order to enrich our value proposition, OK. And to make this a digital value proposition. So, our starting package is not a starting package for the telco only, normally through the ecosystem of additional services definition actually market definition is superpowers. You can to some extent customize your value proposition. OK, you can add digital services. You can enjoy some kind of discounts provided by the Kyivstar. You know so with the growing package. OK. And this is the way how we are trying to let’s say commercialize OK so our digital ecosystem to the Kyivstar customer base.

Nick Clayton

Yeah, I definitely see how there’s a lot of ways you could work with cross selling and bundling that to to consumers. But also, I imagine is given from where you started where you already have, you know probably a lot of resources in terms of the infrastructure that already existed within the company. Now that you’re getting into some of these other end services, what how has that vertical integration helped you in terms of you know your costs, your margins and the way that you’re able to offer these things profitably.

Oleksandr Komarov

1st we have quite a lot of technological synergies, as an example. So, we are migrating with Uklon from external AWS cloud to cloud provided by Kyivstar. It’s just a simple example. So, some kind of low hanging fruits that we can achieve through the consolidation and cooperation between the business. Then you are absolutely right. The second layer is actually built from the let’s say these super capabilities of the Telco business to create low cost acquisition mechanism, OK, because telco is a really, really acquisition machine. If you are able to insert a right value proposition, you can scale it up quite quickly because we have all our channels we have our own knowledge about the customers. When we combine knowledge about the customers and big data from different businesses, our value proposition is even more targeted. And our let’s say conversion rate is even better, OK, and this is the second layer, and this can be done through the bundles through the separate value added services, OK. So even some premium services that we can add to the different types of different elements of the value proposition, and this is the second layer, but the third layer is probably the most important one. Is this kind of ecosystem approach when every step inside the ecosystem is being awarded by the provider in a different way. This is what we are considering right now, and this is our main, let’s say, strategic priority. OK. Through organic development of the digital services through organic acquisitions across let’s say principal verticals that we are interested in, OK, so to ensure that we will be able to design ecosystem of services that clients will enjoy that will help us to increase loyalty significantly. That will help us to increase payment discipline. For example, OK, so and that will let us actually to create value proposition that is impossible to compare. So, this is our vision and we are on the way to build this vision and I think quite successfully right now we reached 6.1 million multiplay customers. OK, so this is the customer who is using at least one digital service on the top of significant consumption of our telco service.

Nick Clayton

That’s really interesting and I wanted to talk about the Uklon acquisition as well, because I mean, among the things interesting about that is also that you Uklon also operates in some other markets where I’m curious how that plays into your strategy in terms of, you know, you have all these sort of structural advantages within Ukraine in terms of you know the way that your different operations and infrastructure and other companies sort of feed off of each other. But also, I mean, are you looking at some geographic diversification as being a part of the strategy as well? Does it have some other operations and other currencies slightly other markets? How are you thinking about them?

Oleksandr Komarov

First of all, let me underline that Uklon is a cash generating and self-sustainable digital business with a significant market share. OK, so it’s a fast-growing self-sustainable digital business. OK, so and of course it’s an extremely strong enrichment of our ecosystem in Ukraine, if you will consider, let’s say, the nature of the most successful ecosystems. They are built around three major verticals, finance, connectivity and ride-hailing. So somehow with two of them, OK, in one envelope, we are increasing our chance to succeed quite significantly, OK. And you are absolutely right. If we will find this kind of winning formula of combination of competitive advantage creating a new unique value proposition that will let us to successfully compete overseas. So right now, Uklon is already in Uzbekistan, it’s their organic expansion they did this before the before the acquisition they are in Uzbekistan since the end of 2023. OK, so we are growing fast there, but it is not so easy, OK. And somehow our main idea is to create this kind of joint value proposition with Beeline Uzbekistan that will help both companies to compete more successful and this is our focus, if we will be able to open up this formula, we will be able to compete almost across every VEON’s market and these are big markets like Pakistan for example, with enormous opportunity. Bangladesh, which is significantly underdeveloped market but with the potential for significant growth. So somehow what we are looking for right now is a kind of formula, OK that will increase probability to succeed. OK and will decrease, let’s say, probability to make some fatal mistakes because expansion is quite expensive.

Nick Clayton

No, certainly. And you know, so just, you know, touching upon obviously the elephant in the room which is, you know the war, I was a bit surprised to see this transaction announced when it was just, you know given with everything that’s going on, what was sort of your strategy in terms of the timing, what do you think about doing this transaction now versus you know waiting for a ceasefire or a peace deal or? Whenever may that end come?

Oleksandr Komarov

It is unclear when the war will be over. We as operational company is adopt flexible enough to demonstrate our resilience and to ensure investors that we are on the right track and we are the business that is capable actually to create value for the shareholders despite the war Kyivstar is demonstrating the best results in the industry results in the industry. I don’t see, I didn’t verify to the audience the end of 2024 result but Q32024 results say Kyivstar among let’s say among top 20 fast growing telecom businesses in the world, was #2 by churn among prepaid markets. OK. So, with 15% annualized, churn, OK. So, and was among top five, OK, most profitable telecom businesses in the world with a decent 57% EBITDA margin. So, we are very confident that with this transaction, it’s a way for us to crystallize shareholders value of the Kyivstar and VEON’s operations in Ukraine. This is the first one and the second one, the reason why it is SPAC, one of the main reason, OK, because somehow the situation is in Ukraine is actually of course it’s somehow fluid, OK and SPAC transaction, this structure that it has enough flexibility. OK. So just to to balance any volatility. So, it’s quite, I will say, well-thought step. OK? And this is very much in line with our declaration, our strategy OK to invest in Ukraine to develop Ukraine and to participate OK into the after-war reconstruction of Ukraine. So, we are delivering our promise of 1 billion U.S. dollars investment. OK. We are focused on investment in our core business in our resilience, redundancy. We are very much focused on let’s say nonorganic investments into the core business. So, we are ready to participate in the fixed broadband market consolidation. We are investing into the development of our own digital products like my Kyivstar Super app like Kyivstar TV platform. But at the same time, we are ready to invest into the adjacent business like ride-hailing. Or other verticals. So, we see that this will be a right step not only for the view shareholders, not only for the Kyivstar, will be a right step for Ukraine. I think that the first pure Ukraine entity, let’s say transaction on NASDAQ and actually the first Ukrainian actually listing on the American Stock Exchange will draw some kind of attention towards Ukraine and towards the opportunity. So, this is our logic.

Nick Clayton

Yeah, I also thought it was very interesting in in your materials where you discuss the ways in which the, you know, the company has dealt with some of the initial big disruptions from the start of the war at the beginning and now. I’m sure you have a lot more kind of institutional resilience to some certain things that can go wrong. Of course, both the in terms of infrastructure and whatnot, but also that you have services that are set up for the Ukrainian diaspora that have left the country during the situation and are still wanting to stay connected with the the network. As you see those sorts of things transitioning into the future, what are some of those sort of upsides you can kind of talk about in terms of what you see the picture looking like and and hopefully transitioning to a a peaceful scenario in the future?

Oleksandr Komarov

I think that there will be two major, let’s say positive factors after the war. The first one is a return of the population, so I trust that up to 50% of the migrants out are ready and considering returning to Ukraine. OK, so and this will have significant impact especially on our digital business because you are right, in our telco business, we were able to retain our customer base at least half of our customer base we are right now you know servicing around on average during the year around 1.5 million Ukrainian Kyivstar customers abroad located mainly across European Union in 27 countries where we have roaming like home proposition OK but you know one and a half million already not our customers, OK and half of them will return. And this led us to consider and say how we can grab a quite significant portion and share and to regain these customers back. OK. And of course, international foreign direct investments into the reconstruction. Into the preparation Ukraine, you know, according to the European standards, in order to let Ukraine to join European Union during the next 5-7 years, OK, so we’ll drive a quite significant, let’s say nonorganic investment into the Ukrainian production services. OK. So, and we want to participate in this Reconstruction. We want to participate as one of the biggest infrastructure businesses. We want to participate as one of the biggest consumer businesses in Ukraine. I think we are right now the biggest consumer business in Ukraine. So somehow you know, so situation is not easy, right now it’s a relative stabilization on the frontline. OK. So, from this perspective, we feel ourselves a bit protected by Ukrainian army. OK. So, there is a war is in place that this system. But to be fair, this risk is with us since February 2022.

Nick Clayton

And you know what’s sort of interesting as well is, you know, looking at it as, as, as, as strange it is to say as a as another silver lining is, you know, being the only US listed Ukrainian company once this deal closes, I imagine you’ve mentioned consolidation. You know, it’ll be. What can you say about sort of the opportunity to be able to put your own, you know, public shares to play in terms of that consolidation? Because I imagine there are also some players that are looking at exits and as the only listed player necessarily you, you. That’s a kind of exit that other players cannot offer.

Oleksandr Komarov

Yes, of course it’s possible, especially for the big deals. It is possible it is possible. It is possible. We are cash rich let’s also face we’re a cash rich company. So, we have almost half a billion U.S. dollars in our balance right now. OK, so we can actually finance almost every nonorganic development in Ukraine. OK, so with quite perfect I will say perfect business machine. So, we are transforming of more than 1 billion, let’s say of the top line services provided to our customers, OK into more than 500 million EBITDA. OK. And minus capex this is three hundred plus million effective free cash flow. So, we’re generating this value right now. And with the current cash restrictions imposed by the National Bank of Ukraine, I mean international transactions restrictions, OK, so well, right now we have a very, very strong ability in Ukraine, OK to develop and to use this opportunity in order to ensure, let’s say, a proper shareholders return as soon as these restrictions will be lifted.

Nick Clayton

Yeah. And you touched on it a little bit from the top in terms of your parent company strategy. You know what, what is that strategy going to be like and how it affects your own operations moving forward after the spin-off, what what’s that relationship going to be like and how will your two strategies play into one another?

Oleksandr Komarov

We’re quite decentralized. OK, so we are sharing vision, and this vision is new 1440. So 1440 is the number of minutes during the day, OK. And we want to be relevant to our customers, you know so during these 1440 minutes, OK, with the different services. We are sharing the vision but being a quite decentralized group we have very different, let’s say execution OK and you can see this for example in Pakistan we are one of the leading finance providers. In Ukraine, we are leading ride hailing provider and leading OTT TV provider. OK, so only in Ukraine we’re developing E health business, and we just started e- health and insurance, health insurance business in Pakistan. So somehow taking into account how different markets, OK. So, it’s up to the local board and local management to decide, OK, how to transform this vision into the strategy, OK and how to execute this strategy either in an organic or non-organic way. So from this perspective, I feel quite confident with the listing and with the new governance model, I think that our independence, even a bit increase, but at the same time, as we already discussed, so our international expansion for our digital businesses like ride hailing, potentially e-health business. OK. They really directly depend on our ability to cooperate and build partnership relationship with our colleagues in the countries like Uzbekistan, Kazakhstan and Pakistan.

Nick Clayton

Great. And so moving over to the SPAC transaction itself, you managed to attract in the Cohen team, you know one of the most successful SPAC teams of the past 15 years here how do you think you were able to sort of attract their attention and how do you think that SPAC team is going to continue to support you in your vision moving forward?

Oleksandr Komarov

Yeah, absolutely. Right. I feel this every day. How professional, how self-confident this team, OK and with their background, I feel you know even much more confident in the success of the transaction. I think this is because let let let’s look at Kyivstar. Kyivstar is a national champion, OK, so it’s not just the telco business with a very, very good metrics. We have excellent metrics. We have one of the best metrics in the world, but at the same time, it’s a fast-growing business. Yes, we are growing double digit and as an example so our Q1 adjusted to the cyber-attack in reported currency is a 10% growth in reported currency in a hard currency year on year. But at the same time, we are growing almost 100% with our digital value proposition so with our digital services. So somehow, I think that the second reason was you know, so first it’s a national champion, this excellent metrics. The second one is a company with a very clear strategy that is being executed. Because it’s only, you know, it’s just half part of the game to declare something. But we execute OK, so we have excellent financials, and it is being managed by a very, very professional and very loyal team. So, I have together with CEOs of Uklon and Helsi, I have around 17 direct subordinates. Even Helsi and Uklon has been managed from the Supervisory board and I am chairman of the supervisory boards. But that somehow with with professional team in place and this is kind of you know, a bulletproof team because this team in place and our average lifespan of my direct subordinate is 6-7 years they are together since the beginning of the war we went through COVID and yes, we are going through the war and we are constantly demonstrating results that are above the average, significantly above the average, and I think that it’s a perfect combination and war is somehow reflected in our valuation. Of course, it’s a war factor and that’s why it’s an opportunity. OK, because I think that war is incorporated in our valuation right now. OK, and we have been to deliver sustainable above the expectations results within the current circumstance. But in case of any improvement, OK, so it will be a kind of booming business.

Nick Clayton

Yeah. You are touching where actually exactly where we wanted to go in the next question that I encourage listeners to check out your investor presentation, which it does layout not only some of things we’ve been touching on here in terms of Kyivstar’s EBITDA margins of 56.9% expected for 2025, which is significantly better than your peers and you are however priced at a lower EBITDA multiple to those peers taking into account some of the uncertainty, of course. But you know what? What can you say about the value proposition that that sort of discount sort of offers investors, you know, at this point?

Oleksandr Komarov

I think this is a reflection of the reality. It’s a perfect operation, perfect business. OK, with very, very strong history and deliverance bills. OK, in a very difficult circumstance. And I think that our current valuation and 3.7 multiple OK is actually the reflection, yes, it’s below the benchmarks, OK. So, it’s above the Ukrainian peer. This was only one transaction during the war, OK. So, and our multiple is significantly higher. OK. But at the same time, it’s a market leader, it’s a digital operator. It’s a fast-growing business. OK, with almost 50% market share in both subscriber and revenue market.

Nick Clayton

Great. And I know you have a ton on your hands right now as we’ve been discussing throughout the, you know, the half hour, but how has Kyivstar been able to continue to innovate internally, you know, over in the United States at least, you know, AI applications are all the rage. What are some of the technological advancements in your operations that you’re excited about that are sort of ongoing?

Oleksandr Komarov

I’m excited about number of verticals which I’m really interested in so and they are actually reflected in our presentation. So as a priorities finance as an example e-commerce and classifieds, OK. So, and we are looking for different ways how we can enter this vertical. It’s not just about internal development or let’s say acquisitions. OK, so some kind of creativity is possible. I will give you just only one hint. Our gross merchandise value created by the group is something like 1.6, 1.7 billion U.S. dollars. OK, which is there, you know, so quite significant, I will say let’s say potential for the even transaction business. You know, so somehow there are opportunities that we want to explore, that we want to develop and that are making me excited. Of course, the whole ecosystem vision and execution and building ecosystem on the different layers like integration, we already started the integration. We already started the unified data, but we have to develop. We have to analyze different options how to build the best possible value proposition created by the different digital businesses and telecom OK and how to commercialize this to our customer base so it’s something absolutely new. There are not so many, let’s say successful examples in the world how to do this properly. OK. And of course it’s a kind of excitement for me, for my team and I think for the whole business because we are creating something unique on the market. OK, yes, we are developing some new digital products inside Kyivstar, OK. So, we are interested in for example an advertising business we are doing just first steps. But with the current inventory, with the knowledge of our customers, I think that our potential is much bigger. It’s much bigger. OK, so I’m excited about delivery. Delivery opportunity with Uklon. OK so right now it’s a relatively small share Uklon business, OK. But at the same time, I will say it’s a huge I will say network, it’s one of the best online platforms and it is somehow matter of good definition of the market that is relative to the Uklon value proposition, delivery value proposition. OK, and proper marketing to these segments, so there are really a lot of opportunities. So and so you know, so I it’s a kind of privilege be CEO of the Kyivstar and Kyivstar Group and to lead the Group into the future.

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